Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

August 23, 2007

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated August 23, 2007 [English translation].

dlw 8/29

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

RECEIVED

For immediate release 2007 AUG 28 A 8:24

August 23, 2007

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code No:8053 Tokyo Stock Exchange(TSE), 1st section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel: +81-3-5166-3089

Sumitomo Corporation to reach one of the world's-largest-scale project debt financing agreement in the mining industry to commence construction of integrated large-scale Nickel Mine, Processing and Refinery plant in Madagascar with Canadian and South-Korean companies.

Sumitomo Corporation ("Sumitomo") announced today that financing documentation for the provision of US$2.1 billion of project debt to the Ambatovy Nickel Project ("Ambatovy" or the "Project") has been signed with a syndicate of international lenders such as Japan Bank for International Cooperation ("JBIC"), including commercial banks led by Sumitomo Mitsui Banking Corporation ("SMBC") and The Bank of Tokyo-Mitsubishi UFJ, Ltd ("BTMU") as their facility agent.

The US$2.1 billion project debt financings, composed of US$700 million from the JBIC (including syndicate loan from commercial banks), US$650 million from the Export-Import Bank of Korea ("KEXIM") (including syndicate loan from commercial banks), US$300 million from Export Development Canada, US$300 million from the European Investment Bank and US$150 million from the African Development Bank, will be available once all conditions to financial close have been met.

Ambatovy will be one of the largest-scale nickel and cobalt projects in the world. Sumitomo is proud to say that Ambatovy would be the epoch-making project where a Japanese company works jointly with Canadian and Korean companies for the development of nickel resources, under the fierce competition to secure this kind of strategic mineral resources worldwide. With the capital investment cost of approximately US$3.3 billion, vertical-integrated production facility from mine, processing to refinery will be developed and existent infrastructure related to the Project including railway and port facilities will be expanded in Madagascar. The estimated annual production capacity is 60,000 metric tons of nickel metal, 5,600 metric tons of

cobalt metal and approximately 190,000 metric tons of ammonium sulfate. The Project is expected to commence production in the middle of 2010, with a view to reach full production by early 2013 and an estimated Project life of approximately 27 years with estimated lower operation cost in comparison with other nickel development projects. Each Sumitomo and Kores will guarantee to take 50% of the nickel metal from the Project, up to 30,000 tons per year respectively. Sales to the Japanese market will be executed by Sumitomo.

The Project is owned by Sumitomo (27.5%), Sherritt International Corporation ("Sherritt", previously Dynatec Corporation of Canada ,45%) and Korea Resources Corporation ("Kores",27.5%). At financial close, SNL-Lavalin Inc. ("SNC") is to acquire a 5% interest from Sherritt whose interest will be reduced to 40%. Sherritt has been appointed as Operator of the Project due to its extensive hydrometallurgical experience, Sumitomo and Kores support the Project in establishing the project financing and will provide marketing support for Ambatovy collectively with Sherritt, and SNC will bring its leading expertise in the engineering, procurement, construction and management of major mining projects and substantial knowledge of the start-up support for the Project.

The total exposure for Sumitomo will be approximately US$1.4 billion, which consists of approximately US$550million for equity and subordinated debts, and approximately US$850 million for the completion guarantees. With respect to the equity funding, political risk will be covered at 100% by Nippon Export and Investment Insurance ("NEXI") with Overseas Investment Insurance specialized for Mineral Resources and Energy Industry.

Sherritt is a diversified resource company involved in the production of nickel, cobalt, thermal coal, oil and electricity, which has been operating nickel mine and processing plant in Cuba since 1995 with extensive mining and hydrometallurgical expertise. Sherritt also has been operating nickel and cobalt refinery plant in Canada for decades.

SNC is one of the leading groups of engineering and construction companies in the world, and a key leader in the ownership and management of infrastructure. SNC also has a substantial knowledge and experience in the construction and start-up of the operation at hydrometallurgical process plants over the world. It provides engineering, procurement, construction, project management service to the Project.

Kores is a state-owned South Korean corporation that provides financing and investment for many South Korean joint ventures. Founded in 1967, Kores' mandate is to pursue resource development opportunities that will ensure the supply of resource materials for South Korea's

expanding industrial economy. South Korea is rather active to increase its overseas mineral resources interest by the collaborations such as joint work between Kores and KEXIM. Under this circumstance, the Project is the very first joint investment between Japan and South Korea in terms of collaboration not only as Sponsors but also as International syndicate loan providers in mineral resources sector.

Nickel has a large variety of applications such as for stainless steel, special steel (heatproof and anti-corrosion high alloy), battery materials, and electronic industry materials, etc. Cobalt is used for super-alloy and material for Lithium-ion battery, etc., and those demands are expanding in the developed countries as necessary raw materials for cutting edge technology.

The opportunity to participate into Nickel/Cobalt industry is getting extremely tight with the circumstances that the nickel/cobalt resources exist geologically unevenly and the industry is under oligopoly by major producers as the large scale of investment is normally required to develop the resources. Under these circumstances, Ambatovy will be one of the unique largest-scale vertical-integrated nickel project in which a Japanese company participates.

Madagascar is the world's fourth largest island, located 500 kilometers off the east coast of southern Africa, and steadily developing its economy harmonized with its environmental protection under the guideline of World Bank. The Project obtained an approval of Environmental Assessment in December 2006 as a model case which executes close environment protection measures. Ambatovy also received a notification of the certification from the Madagascar Government under Madagascar's Loi sur les Grands Investissements Miniers (Large Mining Investment Act or "LGIM") in March 2007. The LGIM establishes the legal framework for developing and operating large-scale resource projects in the country and this certification provides whole life stability of tax and legal position of the Project.
The Madagascar Government has expressed strong support for the Project and it is convinced that this Project, as the largest foreign investment project in Madagascar, is expected to contribute to the increase of export and tax revenue and job creation in Madagascar, which will lead to the successful progress of Madagascar Action Plan ("MAP") and the development and growth of the economy in this region. The Japanese Government also highly ranks the Project as one of the important projects which brings good synergy to the Governmental policy of contribution for the growth of African countries.

Sumitomo believes that Ambatovy will have the significant impact on worldwide market in terms of stable supply of rare metals and contribution to the Japanese Government's policy to secure the stable source of rare metals for Japanese market. Sumitomo will make its best

endeavors to reach the full production as quickly as possible with a view to highly contribute to the growth of the company as well by establishing the new core of mineral resource portfolio in Sumitomo.

END